Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2016	Years Ended December 31,
(Dollars in thousands)		2015	2014	2013	2012	2011
Fixed charges:
Interest on borrowings	920	632	402	256	181	134
Fixed charges excluding interest on deposits	920	632	402	256	181	134
Interest on deposits	5,212	5,250	4,273	3,204	2,361	2,445
Fixed charges including interest on deposits	6,132	5,882	4,675	3,460	2,542	2,579
Preferred stock dividends	—	—	—	—	—	—
Fixed charges including preferred stock dividends	6,132	5,882	4,675	3,460	2,542	2,579

Earnings available for fixed charges excluding interest on deposits:
Pre-tax income	8,790	10,584	6,542	4,316	3,340	1,501
Distributed equity income of affiliated companies	—	—	—	—	—	—
Add: Fixed charges excluding interest on deposits	920	632	402	256	181	134
Less: Capitalized interest	—	—	—	—	—	—
Less: Net income – noncontrolling interests	—	—	—	—	—	—
Total earnings available for fixed charges excluding interest on deposits	9,710	11,216	6,944	4,572	3,521	1,635

Ratio of earnings to fixed charges excluding interest on deposits	10.55	17.75	17.27	17.86	19.45	12.20

Earnings available for fixed charges including interest on deposits:
Pre-tax income	8,790	10,584	6,542	4,316	3,340	1,501
Distributed equity income of affiliated companies	—	—	—	—	—	—
Add: Fixed charges including interest on deposits	6,132	5,882	4,675	3,460	2,542	2,579
Less: Capitalized interest	—	—	—	—	—	—
Less: Net income – noncontrolling interests	—	—	—	—	—	—
Total earnings available for fixed charges including interest on deposits	14,922	16,466	11,217	7,776	5,882	4,080
Ratio of earnings to fixed charges including interest on deposits	2.43	2.80	2.40	2.25	2.31	1.58